UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404, of December 15, 1976, and in CVM Instruction No. 358, of January 3, 2002, in addition to the Material Fact disclosed on March 29, 2021, informs to its shareholders and the market in general as follows:

1.	On March 29, 2021, the Company released a Material Fact informing the market about the occurrence of unusual operating losses in its subsidiary Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), estimated at the time at BRL 41 million. The Company also informed that, due to the processes of calculation, review and reconciliation of the amounts related to the operational losses referred to above, on April 19, 2021, it would disclose the financial statements for the year ended December 31, 2020.

2.	In view of the completion of the referred verification, review and reconciliation processes, the Company informs that it has made available on this date, on its website and on the CVM website, its financial statements for the fiscal year ended on December 31, 2020, duly accompanied by the report of the independent auditors, the opinion of the Fiscal Council and other documents required by law.

3.	As indicated in the aforementioned financial statements, duly audited without reservations, the final amount of operating losses arising from a commercial partner of Linx Pay, fully accounted for in the fourth quarter of 2020, was BRL 40.0 million, slightly below the estimate initially presented.

4.	Finally, in view of the disclosure of its financial statements for the fiscal year ended December 31, 2020, the Company informs that it will call its annual general meeting on May 27 to resolve on such financial statements and on the management accounts.

São Paulo, April 19, 2021.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer